Teammates,

I wanted to take a few moments to personally inform you about the exciting news we announced this morning just before Wall Street opened. The news is...UGS is acquiring EAI.

The acquisition of EAI represents a major strategic event for both of our companies. Over the past year, the trend toward web-based engineering collaboration among OEMs, partners, suppliers and customers has increased dramatically. The Internet's impact on time, geography and "idea collaboration" in product life cycle development is significantly changing the way manufacturers compete. Accelerated competitive demands require collaborative solutions with a significantly higher level of interoperability and ease of deployment. It is based on this trend, that I believe the merger of UGS' and EAI's people & technology will equip us to become the new leader in the Internet-enabled Collaborative Product Commerce (CPC) market.

I want you to know that the potential provided by this acquisition is extensive. EAI is the leader in internet-enabled visual process management, collaboration, analysis and communication solutions.

The company not only brings a strong set of currently available products but also a gifted team of professionals who understand manufacturing, the power of the Internet and potential of collaboration exchange technology. In fact, their e-Vis product offering was the first design collaboration dot.com in the industry, and we intend to continue full engagement in this new market. Also, EAI provides us with the opportunity to sell well beyond our traditional customer base. And, I can assure you that key customers are pleased about this transaction and that the acquisition will give both companies added strength in current sales activities.

Product Life Cycle collaboration will take on different forms, which will include data from UG, Solid Edge, iMAN, in-KEY, ProductVision, EAI, legacy systems and our competitors' CAD/PDM data as well. For collaboration of the CAD model, often the Parasolid-based precise image model is required. Other times, only an EAI lite-weight image is necessary to support Internet collaboration across an extended enterprise. The combination of our two companies will allow us to provide a new CAD-neutral platform that is based on the EAI and Parasolid formats and communicated over "e-Vis powered" Internet sites. This new
CAD-neutral platform may well become the global industry standard for collaborative commerce!

EAI is a global company with approximately 700 employees. As you can imagine, a quick, effective integration of our companies is fundamental to our success. I have asked Doug Barnett (UGS CFO) to lead our Transition team and many of you will be asked to participate. We will all most certainly be impacted, as we are asked to "step up the pace" to the speed of our new markets. As we work on the integration of our companies the emphasis must be on innovation, flexibility and teamwork. We are entering a period of tremendous upside potential and, of course, downside risk. That is the nature of the business as we continue to expand upon our MCAD base and make a move to become the new leader in the Internet-enabled Collaborative Product Commerce (or CPC) market. It is part of the excitement, the exhilaration. We wouldn't want it any other way!

To keep ahead of the competition in our rapidly changing market, my direct reports & I are in the midst of updating our Strategic Plan. We have just completed our second intense three-day session and we will be meeting again in mid-September. At that time members of the EAI team will become involved, as we begin to flesh-out our strategies and define specific long-term initiatives to grow our newly merged capabilities into those of the industry leader. We also will be establishing a framework to facilitate our ability to anticipate market opportunities and react to competitive initiatives. It will be from this context that I look to you to become involved. Strategic and operational planning must permeate our company! All of our actions must support our new company vision. Your tough day-to-day decisions must be a part of strategy implementation. My direct reports and I look forward to sharing the results of the Strategic Planning activities with you within the next several weeks.

So this is a time of tremendous energy for UGS and EAI. I want you to know that all our actions, from strategic planning through specific acquisitions and partnerships, are focused on growth - on being the industry leader! As I talk with many of you and see the results of your efforts, I know we share a common perspective. Together, we will be "Number 1"! Today, I think of when we acquired Parasolid (Shape Data), Solid Edge, Applicon and dCADE. Those were very important milestones in our history. They changed us; they significantly raised the market's perception of our company and provide the resource to take on new challenges. There is no doubt the EAI acquisition will have a similar and perhaps greater impact.

Together we will be #1,

Tony Affuso